

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

Via US Mail and Facsimile to (804) 934-9299

Bruce E. Thomas
Senior Vice President and Chief Financial Officer
Community Bankers Trust Corporation
4235 Innslake Drive, Suite 200
Glen Allen, Virginia 23060

Re: **Community Bankers Trust Corporation**
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-K/A for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 001-32590

Dear Mr. Thomas:

We have reviewed your filings and supplemental response filed March 26, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in amendments and/or future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Asset Quality – non-covered assets, page 34

1.   We note from your disclosure that nonaccrual loans were $20.01 million and $4.53
        million at December 31, 2009 and 2008. Please revise your future interim and annual
        filings to provide a more thorough and detailed discussion of any loans which are not
        currently disclosed in your nonperforming loans disclosure, but where known
        information about possible credit problems of borrowers causes you to have serious
        doubts as to the ability of such borrowers to comply with the present loan repayment
        terms and which result in disclosure of such loans in your nonperforming loans
        disclosure. Refer to Item III.C.2 of Industry Guide 3 for additional guidance.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12. Borrowings, page 87

2.   We note from your disclosure on page 87 that short-term funding agreements include
        securities sold under an agreement to repurchase. Please tell us and revise your future
        filings to disclose the following:

        a. Your accounting policies related to securities sold under repurchase agreements.
        b. If you account for any as sales, please clearly state this, and tell us the accounting
            guidance on which you rely for this treatment.
        c. Quantify the amount sold at each balance sheet date and the average amount sold
            for the periods presented.
        d. How you calculated the average amount.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed May 28, 2010

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 23

3.   It appears that Mr. Simanson holds more than 1% of outstanding common shares. Please
        revise the table on page 24 as appropriate.

Item 13. Certain Relationships and Related Transactions, And Director Independence
Certain Relationships and Related Transactions, page 26

4.   It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to" the lender. Any loans over the threshold amount to which that disclosure does not apply must be disclosed.

Form 10-Q for the Quarter Ended March 31, 2010

Item 1. Financial Statements

Consolidated Statements of Financial Condition, page 3

5.   Please revise your future interim and annual filings to present the line item "Loans covered by FDIC shared-loss agreement" before the allowance for loan losses line item, and include a subtotal for "Total loans" similar to how you present total loans in Appendixes B, C and D of your response.

6.   Please revise the line item description "Allowance for loan losses on non-covered loans" in your future interim and annual filings to reflect the fact that this amount represents the allowance for loan losses for *all* loans, regardless of whether they are covered or non-covered. Consider revising the description to read similar to the line item description you use on your balance sheets presented in Appendixes B, C and D of your response.

Note 2. Securities, page 9

7.   We note your disclosure that as part of your impairment analysis you considered your "intent and ability" to hold underwater debt securities until maturity or recovery of value. Please revise your disclosure in future filings to assert whether you intend to sell or will be required to sell your underwater debt securities as required by ASC 320-10-35-34B.

Note 3. Loans Not Covered By FDIC Shared-Loss Agreement (Non-Covered Loans), page 11

8.   We note that you have total impaired non-covered loans of $78.5 million and $56.5 million versus total non-accrual non-covered loans of $28.7 million and $20.0 million at March 31, 2010 and December 31, 2009, respectively. We also note in your response to prior comment 13 from our letter dated January 15, 2010 that you identify certain loans as "watch/special mention" that are not considered impaired loans under your new internal loan risk rating system. Please tell us and revise your disclosures in future filings to address the following:

  a. Provide a more thorough discussion of the changes in your impaired non-covered loans balance from December 31, 2008 to December 31, 2009 and March 31, 2010, including the number and type of loans included in the balance, the specific reason(s) for the increase, and any remediation measures you have taken to collect on these loans.

  b. In the context of your accounting policy for impaired loans, tell us specifically why you do not believe your "watch/special mention" loans do not meet the definition of impaired loans.

  c. Explain how you determined your "watch/special mention" loans do not meet the definition of potential problem loans as defined under Item III.C.2 of Industry Guide 3. If you determine that, in fact, these loans do meet this definition, please revise your disclosures in future interim and annual filings to include a discussion on the nature and extent of these loans.

  d. Reconcile the difference between your impaired non-covered loans balance, your non-accrual non-covered loans balance and your "watch/special mention" loans balance. Specifically in your response, please relate your accounting policy for each of these loan categories to the difference in these balances.

9.   Please revise your allowance for loan losses roll forward and allocation disclosures in future interim and annual filings to clearly show the effect the loss sharing agreement has on your provision for loan losses. For example, include a separate line item quantifying the provision before expected reimbursements from the FDIC.

10.   We note that commercial real estate loans have increased from $158.06 million at December 31, 2008 to $194.83 million and $209.91 million at December 31, 2009 and March 31, 2010. Please tell us and revise your future interim and annual filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future interim and annual filings to disclose the following:

   a.   Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
   b.   Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
   c.   Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.
   d.   Clarify whether the B note is immediately charged-off upon restructuring.
   e.   Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.
   f.   Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

11.   We note your construction and land development portfolio for both covered and non-covered loans combined increased from $139.52 million at December 31, 2008 to $161.32 and $156.15 million at December 31, 2009 and March 31, 2010. We also note that it appears that this portfolio has a relatively high amount of credit risk. Please revise your future interim and annual filings to disclose the following information related to construction loans with interest reserves:

   a.   Your policy for recognizing interest income on these loans.
   b.   How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.
   c.   Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.

     d.   Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

     e.   Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

     f.   Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Note 6. Mergers and Acquisitions, page 14

12.   We note your disclosure on page 14 that you agreed to provide loan servicing to SFSB's existing loan customers. It is unclear from your disclosures how you account for these servicing activities, including whether you have recognized a servicing asset or liability for the servicing rights as part of the acquisition. Please tell us and revise your future filings to include your accounting policy for the servicing of loans for others and the disclosures required by ASC 860-50-50.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality – non- covered assets, page 34

13.   We note that your coverage ratio of the allowance for loans losses to nonperforming loans decreased significantly from 140.72% at December 31, 2008 to 89.69% and 68.97% at December 31, 2009 and March 31, 2010. Please tell us and revise your future interim and annual filings to comprehensively bridge the gap between the increases in your nonperforming and impaired loans and the decrease in your allowance for loan losses as a percentage of nonperforming loans from December 31, 2008 to March 31, 2010. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss.

14.   We note the continued deterioration in the credit quality of your construction and land development portfolio from December 31, 2008 to March 31, 2010. In addition, we note that eight credit relationships with commercial/residential land developers make up over 80% of your nonaccrual loans at March 31, 2010. Due to the significance of this balance to total nonaccrual loans, please tell us and revise your disclosure in future interim and annual filings to address the following for each of your construction and land development credit relationships outstanding as each of period end:

     a.   If the borrower is a commercial or residential land developer;

     b.   The collateral securing the loan and its location;

      c.   The stage of development for the project (i.e. not started, 50% completed, etc.);

      d.   The amount of total credit exposure outstanding;

      e.   The amount of allowance allocated to each credit relationship;

      f.   The charge-offs for the loan during the period;

      g.   The date and amount of last external appraisal obtained for the underlying collateral;

      h.   If other evaluation procedures were used to determine the value for the loan please provide a detail discussion of those procedures; and

      i.   Additional information supporting the allowance for loan loss for each credit.

Appendixes B, C and D

Note 2. Accounting Policies

15.   We note your disclosure that you restated certain amounts within each of your 2009 Form 10-Q's. We also note that net income(loss) and earnings per share (EPS) for each of the quarters ended in FYE 2009 as presented in both Note 29 beginning on page 102 of your December 31, 2009 Form 10-K and here in your Appendixes differs from net income(loss) and EPS as originally presented in your Form 10-Q's filed as of each quarter end date during 2009. Further, we note that net income and EPS presented in Note 29 of your December 31, 2009 Form 10-K does not agree with net income and EPS presented in Appendix B. Please tell us how you considered the guidance in ASC 250 in your determination to restate these amounts. In addition, if you determine these restatements were a result of an error in a prior period please revise your December 31, 2009 Form 10-K and March 31, 2010 Form 10-Q to provide the disclosures required by ASC 250-10-50-7 to 250-10-50-11.

Note 4. Mergers and Acquisitions

16.   We note your response to prior comment 6 of our letter dated January 15, 2010. Please further revise Appendixes B, C and D of your response to reconcile the differences in the assets acquired of $362.29 million, the liabilities assumed of $348.92 million and gain of $20.3 million as disclosed in both your March 31, 2010 Form 10-Q and December 31, 2009 Form 10-K to the assets acquired of $358.2 million, the liabilities assumed of $347.5 million and the gain of $16.2 million as disclosed in each of these Appendixes B, C, and D. If you choose not to restate these amounts in your Appendixes, please provide the disclosures required by ASC 805-10-50-6 in these filings.

Note 6. Fair Value Measurements

17.   We note you include goodwill in your fair value of financial instruments disclosure in Appendix B, C, and D of your response Please revise your fair value measurements disclosure in each of these Appendixes to exclude goodwill as it does not meet the definition of a financial instrument in ASC 825-10-20.

Management's Discussion and Analysis

Asset Quality

18.   We note that you disclose nonperforming asset information for assets covered by the FDIC loss sharing agreement beginning on page 35 of your Form 10-Q for the period ended March 31, 2010. However, we were unable to locate similar disclosures in Appendixes B, C and D of your response. Please further revise these Appendixes to disclose this information for each period end.

Appendix C – Form 10-Q/A for the Quarter Ended June 30, 2009

Unaudited Consolidated Statements of Operations, page 5

19.   We note your basic and diluted earnings per share for the three months ended June 30, 2009 presented on the face of your consolidated statements of operations were ($1.10). However, in Note 13 on page 27, you disclose basic and diluted earnings per share of ($1.08). Please revise to reconcile the difference in your basic and diluted earnings per share disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or Brittany Ebbertt, Staff Accountant, at (202) 551-3572 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney